

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2024

Eric Healy
Chief Executive Officer
BranchOut Food Inc.
205 SE Davis Ave., Suite C
Bend, Oregon 97702

      Re: BranchOut Food Inc.
           Registration Statement on Form S-3
           Filed on September 23, 2024
           File No. 333-282298

Dear Eric Healy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing